HSBC: An overview



An introduction to HSBC

- With assets totalling US$2.691 trillion, HSBC is one of the world's largest banking and financial services organizations
- HSBC is rated one of the top 20 safest banks in the world by Global Finance. Banks were selected based on an evaluation of long-term credit ratings and total assets of the 500 largest banks worldwide*

- HSBC's truly international network of approximately 7,500 offices spans 87 countries and territories across the globe
- HSBC has a unique and longstanding presence in international and emerging markets

*Global Finance Magazine August 18, 2011. Ratings as of: August 11, 2011
Source: HSBC Holdings Plc 2011 Interim Results and company website.
Figures as of 8/1/2011.

HSBC

HSBC: The global bank

- Headquartered in London, HSBC operates through long-established businesses and has an international network of around 7,500 offices in 87 countries and territories
- HSBC serves over 89 million customers through its subsidiaries and associates
- HSBC Holdings plc shares are held by over 220,000 shareholders in 129 countries and territories
- Earnings are diversified geographically (Middle East: 6.5%, Americas: 15.3%, Europe: 18.7%, Hong Kong: 26.9%, and Rest of Asia Pacific: 32.6%)

  Figures as of 8/1/2011

Market Capitalization in US$ billions*


$160
$140
$120
$100
$80
$60
$40
$20
$0
HSBC
JPMorgan
Citigroup
Bank of America
BNP Paribas
Goldman Sachs
UBS
RBS
Deutsche Bank
Barclays
Credit Suisse
Morgan Stanley

HSBC in the United States

HSBC North America Holdings Inc is one of the ten largest bank holding companies in the United States with assets totalling US$366.6 billion as of June 2011*.

The company's businesses serve customers in the following key areas: retail banking and wealth management, credit cards, specialty insurance products, commercial banking, private banking, asset management, and global banking and markets. HSBC has travelled a long way since its beginnings in 1865 – from a small local bank to a leader in global banking and finance with a strong presence in the United States. The key dates below and on the following page highlight HSBC's progression in the U.S.

1850: HSBC Bank USA's predecessor bank, Marine Midland, is founded in Buffalo, New York to finance the shipping trade along the Great Lakes.

1865: The founding member of the group, the Hong Kong and Shanghai Banking Company Limited, is opened to finance growing trade between China and the West.

*Source: Bloomberg, as of 11/30/2011



HSBC: Connecting people, companies and markets worldwide.

1980: Marine Midland Bank is renamed HSBC Bank USA and the holding company HSBC Americas Inc is renamed HSBC USA Inc.

1999: HSBC's representation in New York is substantially enhanced by the acquisition of Republic New York Corporation, which is then combined with HSBC Bank USA. At the time of acquisition, it created the third largest depository institution in New York State and the tenth largest bank in the US, based on assets.

As shown below, in the organization chart highlighting key North American subsidiaries of HSBC Holdings plc, HSBC USA Inc. and HSBC Bank USA N.A. are both wholly owned subsidiaries of HSBC Holdings plc. HSBC USA Inc. is a U.S. bank holding company whose principal subsidiary is HSBC Bank USA N.A. HSBC Bank USA, N.A. is a federally chartered bank that is a member bank of the Federal Deposit Insurance Corporation (FDIC) and is regulated by the Office of the Comptroller of the Currency (OCC).
The following entities are active issuers of debt in the U.S. markets:

- HSBC USA Inc. – in the form of SEC registered notes
- HSBC Bank USA, N.A. – in the form of FDIC insured Certificates of Deposit

Prior to investing in any obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the obligation and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in their obligations. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.


HSBC Holdings plc**
HSBC North America Holdings Inc
HSBC Finance Corporation
HSBC USA Inc
HSBC Markets (USA) Inc
HSBC Bank Canada
HSBC Bank USA, N.A.
HSBC Securities (USA) Inc

The organizational chart above is not a full representation of the ownership structure of HSBC Holdings plc. and is intended only to depict key North American subsidiaries of HSBC Holdings plc.

HSBC North America

Holdings Inc is one of the ten largest bank holding companies in the United States.



*Source: FFEIC

**HSBC Holdings plc is one of the largest bank holding companies in the world with a market capitalization of US$139 billion as of 11/30/2011. Source: Bloomberg

HSBC CERTIFICATES OF DEPOSITS AND SEC REGISTERED NOTES

Credit ratings consistently high across all major rating agencies. Information about HSBC Bank USA, N.A. CD issuances and HSBC USA Inc note issuances below.

S&P*	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Local Issuer Credit Rating	**AA-**	**A+**

Fitch*	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Bank Deposits Rating	**AA**	n/a
Senior Unsecured Debt Rating	AA	**AA**

Moody's*	HSBC Bank USA, N.A.	HSBC USA Inc
Issuer Rating	Aa3	n/a
Long Term Bank Deposits Rating	**Aa3**	n/a
Senior Unsecured Debt Rating	Aa3	**A1**

Source: Bloomberg 11/30/2011

*A credit rating reflects the creditworthiness of the respective entity and is not indicative of the market risk associated with any investment nor is it a recommendation to buy, sell or hold any investment, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC USA Inc. vs other top U.S. banks – 2Q'11
Total Capital Ratio**



Tier 1 Capital Ratio**



**HSBC USA Inc. key capital metrics as of 6/30/2011. Total Capital Ratio: 18.58%, Tier 1 Capital Ratio: 12.45% Source for competitor ratios: Company call reports from FDIC.

HSBC in the U.S.: Maintaining a stable deposit base through turbulent markets

■ HSBC USA Inc. relies primarily on deposits

Liability Sources of Funding***



HSBC USA Inc. – Deposits***



■ HSBC USA Inc. has many deposit sources

***Source: HSBC USA Inc. 10Q, as of 6/30/2011